-------------------------
                                                       OMB APPROVAL
                                                       -------------------------
                                                       -------------------------
                                                       OMB Number: 3235-0157
                            UNITED STATES              Expires: January 31, 2008
                  SECURITIES AND EXCHANGE COMMISSION   Estimated average burden
                        WASHINGTON, D.C. 20549         hours per response. . . 3
                                                       -------------------------

                                    Form N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

I.      GENERAL IDENTIFYING INFORMATION

        1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above):

              [ ] MERGER

              [X] LIQUIDATION

              [ ] ABANDONMENT OF REGISTRATION
                  (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

              [ ] Election of status as a BUSINESS DEVELOPMENT COMPANY (Note:
                  Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

        2.    Name of fund: Ivy Long/Short Hedge Fund LLC

        3.    Securities and Exchange Commission File No.: 811-21246

        4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

              [X] Initial Application      [ ]   Amendment

        5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

              Ivy Long/Short Hedge Fund LLC
              One Wall Street
              New York, NY 10286

        6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

              Kenneth S. Gerstein, Esq.
              Schulte Roth & Zabel LLP
              919 Third Avenue
              New York, NY 10022
              (212) 756-2533

        7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

              BNY Investment Advisors
              One Wall Street
              New York, NY 10286

              NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

        8.    Classification of fund (check only one):

              [X] Management company;

              [ ] Unit investment trust; or

              [ ] Face-amount certificate company.

        9. Subclassification if the fund is a management company (check only one):

              [ ] Open-end       [X]      Closed-end

        10. State law under which the fund was organized or formed (E.G., Delaware, Massachusetts): Delaware

        11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

              INVESTMENT ADVISER:
              BNY Investment Advisors
              1 Wall Street
              New York, NY 10286

              SUB-INVESTMENT ADVISER:
              Ivy Asset Management LLC
              One Jericho Plaza
              Jericho, New York 11753

        12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

              BNY Hamilton Distributors, Inc.
              3435 Stelzer Road
              Columbus, OH 43219


        13.   If the fund is a unit investment trust ("UIT") provide:

              (a) Depositor's name(s) and address(es):

              (b) Trustee's name(s) and address(es):

        14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

              [ ] Yes               [X] No

              If Yes, for each UIT state:
                    Name(s):

                    File No.: 811- __________

                    Business Address:

        15.   (a)   Did the fund obtain approval from the board of directors
                    concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                    [ X] Yes              [ ]  No

                    If Yes, state the date on which the board vote took place:
                    October 5, 2009

                    If No, explain:

              (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                    [ ]  Yes              [ X] No

                    If Yes, state the date on which the shareholder vote took place:

                    If No, explain: Pursuant to Section 8.01 of the Fund's limited liability company agreement, a shareholder vote is not required in order to liquidate or dissolve the Fund.

II.      DISTRIBUTIONS TO SHAREHOLDERS

        16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

              [ ] Yes            [X]  No

              (a) If Yes, list the date(s) on which the fund made those
                  distributions:

              (b) Were the distributions made on the basis of net assets?

                  [ ]  Yes              [ ]  No

              (c) Were the distributions made PRO RATA based on share ownership?

                  [ ]  Yes              [ ]  No

              (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

              (e) LIQUIDATIONS ONLY:
                  Were any distributions to shareholders made in kind?

                  [ ]  Yes              [X] No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

        17.   CLOSED-END FUNDS ONLY: Has the fund issued senior securities?

              [ ] Yes               [X] No

              If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

        18. Has the fund distributed ALL of its assets to the fund's shareholders?

              [ ]   Yes             [X] No

              The Fund never commenced operations. However, BNY Falcon Three Holding Corp., an affiliate of BNY Investment Advisors, the Fund's investment adviser, invested $175,000 as seed capital in the Fund, which was applied towards the Fund's organizational and offering expenses. Approximately $7,000 of this seed capital remains in the Fund's account, which is anticipated will be applied towards expenses in connection with the deregistration of the Fund.

              If No,
              (a) How many shareholders does the fund have as of the date this form is filed? 1

              (b) Describe the relationship of each remaining shareholder to the fund:

              BNY Falcon Three Holding Corp., the initial and sole member of the Fund, is a wholly-owned, direct subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"). BNY Investment Advisors, the Fund's investment adviser is also a wholly-owned, direct subsidiary of BNY Mellon.

        19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

              [X] Yes               [ ] No

              If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

              Please see response to question 18.

III.    ASSETS AND LIABILITIES

        20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

              [X] Yes               [ ] No

              If Yes,

              (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

              The Fund's cash balance is approximately $7,000 as of the date of this filing.

              (b)  Why has the fund retained the remaining assets?

              The remaining assets of the Fund will be applied towards expenses relating to deregistering the Fund.

              (c)  Will the remaining assets be invested in securities?

              [ ] Yes               [X] No

        21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

              [ ] Yes               [X] No

              If Yes,
              (a)  Describe the type and amount of each debt or other liability:

              (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.    INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

        22.   (a) List the expenses incurred in connection with the Merger or
                  Liquidation:

                  (i) Legal expenses: $10,000

                  (ii) Accounting expenses: $0

                  (iii) Other expenses (list and identify separately):
                        Administration Expenses $0

                  (iv) Total expenses (sum of lines (i)-(iii) above): $10,000

              (b) How were those expenses allocated? Allocated based on members' capital account percentages.

              (c)  Who paid those expenses? The Fund.

              (d) How did the fund pay for unamortized expenses (if any)? Not applicable.

        23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

              [ ] Yes               [X] No

              If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.     CONCLUSION OF FUND BUSINESS

        24. Is the fund a party to any litigation or administrative proceeding?

              [ ] Yes               [X] No

              If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

        25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

              [ ] Yes               [X] No

              If Yes, describe the nature and extent of those activities:

VI.    MERGERS ONLY

        26.   (a) State the name of the fund surviving the Merger:

              (b) State the Investment Company Act file number of the fund surviving the Merger: 811- __________

              (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

              (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

     The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Ivy Long/Short Hedge Fund LLC, (ii) he or she is the President of Ivy Long/Short Hedge Fund LLC, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

                                    (Signature)

                                    /s/ David K. Mossman
                                    ------------------------
                                    David K. Mossman